UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Digital Domain Media Group, Inc.

(Name of issuer)

Common Stock, par value $0.01 per share

(Title of class of securities)

25386U104

(CUSIP number)

Nathan Ward 505 South Flagler Dr Suite 1400 West Palm Beach, FL 33401

(Name, address and telephone number of person authorized to receive notices and communications)

November 14, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 25386U104

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PBC GP III, LLC 27-1665113
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 16,497,383 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 16,497,383 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 16,497,383 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 41.8%*
(14)	Type of reporting person (see instructions) OO

*

All calculations of percentage set forth herein are based on a total of 39,500,993 common shares outstanding as reported in the Digital Domain Media Group’s final Prospectus, as filed with the Securities and Exchange Commission on November 21, 2011.

SCHEDULE 13D

CUSIP No. 25386U104

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PBC Digital Holdings, LLC 27-3521552
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 8,038,340 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 8,038,340 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 8,038,340 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 20.3%*
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 25386U104

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PBC MGPEF DDH, LLC 27-3989173
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 4,734,575 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 4,734,575 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 4,734,575 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 12.0%*
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 25386U104

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PBC Digital Holdings II, LLC 27-4388494
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 3,054,057 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 3,054,057 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 3,054,057 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 7.7%*
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D

CUSIP No. 25386U104

(1)	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) PBC DDH Warrants, LLC 27-3970997
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0 (See Item 5)
	(8)	Shared voting power 670,411 (See Item 5)
	(9)	Sole dispositive power 0 (See Item 5)
	(10)	Shared dispositive power 670,411 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 670,411 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.7%*
(14)	Type of reporting person (see instructions) OO

*	All calculations of percentage set forth herein are based on a total of 39,500,993 common shares outstanding as

Item 1. Security and Issuer.

The class of equity security to which this statement relates is the common stock, par value $0.01 per share (the “Common Stock”), of Digital Domain Media Group, Inc., a Florida corporation (the “Issuer”). The principal executive office of the Issuer is located at:

8881 South US Highway One,

Port St. Lucie, Florida 34952

Item 2. Identity and Background.

This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): PBC GP III, LLC, a Delaware limited liability company (“PBC GP III”), PBC Digital Holdings, LLC, a Delaware limited liability company (“PBC Digital Holdings”), and PBC MGPEF DDH, LLC, a Delaware limited liability company (“PBC MGPEF DDH”), PBC Digital Holdings II, LLC, a Delaware limited liability company (“PBC Digital Holdings II”), and PBC DDH Warrants, LLC (“PBC DDH Warrants”). PBC GP III is the sole manager of each of PBC Digital Holdings, PBC Digital Holdings II, PBC MGPEF DDH, and PBC DDH Warrants. PBC GP III is managed by a Board of Managers consisting of Nathan Ward, Shaun McGruder, Michael Schmickle and James Harpel and all decisions require a vote of 66 2/3% of the members of the Board of Managers. PBC GP III may be deemed to control PBC Digital Holdings, PBC Digital Holdings II, PBC MGPEF DDH, and PBC DDH Warrants by virtue of being the only manager. PBC GP III, PBC Digital Holdings, PBC Digital Holdings II, PBC MGPEF DDH, and PBC DDH Warrants are collectively referred to as the “Reporting Persons.”

The principal business address of each of the Reporting Persons is 505 South Flagler Dr., Suite 1400, West Palm Beach, FL 33401.

PBC Digital Holdings, PBC Digital Holdings II, PBC MGPEF DDH, and PBC DDH Warrants are each principally engaged in making investments. PBC GP III is the manager of these entities.

During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons are all affiliated with Palm Beach Capital Fund III, L.P. and PBC III Principals Fund, L.P., which are private equity funds formed for the purpose of partnering with management teams in middle market buyouts, recapitalizations and growth equity investments. The source of funds is capital committed by the limited partners of these funds, who are not themselves necessarily affiliates of the funds.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4. Purpose of Transaction.

The shares of Common Stock, the warrants, and convertible notes were acquired by the Reporting Persons because of the belief that the Common Stock, the warrants, and convertible notes represent an attractive investment. The Reporting Persons intend to optimize the value of its investments and, therefore, will review from time to time the Issuer’s business affairs, financial position, and contractual rights and obligations. Based on such evaluation and review, as well as general economic, industry, and market conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Such actions may include the acquisition or disposition of the Common Stock or other securities through open market transactions, privately negotiated transactions, a tender offer, a merger, an exchange offer, or otherwise. As part of monitoring their investments, the Reporting Persons may also, from time to time, seek to meet with and have discussions with the Issuer’s management and directors and, further, may communicate with other holders of Common Stock to understand their views of the Issuer’s operating strategy and financial performance.

Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

(a)

The percentages used herein are calculated based upon the of 39,500,993 common shares outstanding as reported in the Digital Domain Media Group’s final Prospectus, as filed with the Securities and Exchange Commission on November 21, 2011.

PBC Digital Holdings is the direct holder of warrants to purchase shares of Series A Preferred Stock, which are convertible into 4,538,673 shares of Common Stock upon a cashless exercise. PBC Digital Holdings is also the direct holder of warrants to purchase 77,640 shares of Common Stock upon a cashless exercise. PBC Digital Holdings is the direct holder of a senior note that is convertible to 3,422,027 shares of Common Stock. PBC Digital Holdings would own a total of 8,038,340 shares of Common Stock upon exercise and conversion of all its derivative securities, representing approximately 20.3% outstanding Common Stock.

PBC MGPEF DDH is the direct holder of warrants to purchase shares of Series A Preferred Stock, which are convertible into 2,501,327 shares of Common Stock upon a cashless exercise. PBC MGPEF DDH is also the direct holder of warrants to purchase 45,728 shares of Common Stock upon a cashless exercise. PBC MGPEF DDH is the direct holder of a senior note that is convertible to 2,187,520 shares of Common Stock. PBC MGPEF DDH would own a total of 4,734,575 shares of Common Stock upon exercise and conversion of all its derivative securities, representing approximately 12.0% outstanding Common Stock.

PBC Digital Holdings II is also the direct owner 1,405,469 shares of Common Stock. PBC Digital Holdings II is also the direct holder of warrants to purchase 1,648,588 shares of Common Stock upon a cashless exercise. PBC Digital Holdings II would own a total of 3,054,057 shares of Common Stock upon exercise of its warrants, representing approximately 7.7% of the outstanding Common Stock.

PBC DDH Warrants is the direct holder of warrants to purchase shares of Series A Preferred Stock, which are convertible into 670,411 shares of Common Stock upon a cashless exercise, representing approximately 1.7% of the outstanding Common Stock.

Due to PBC GP III’s relationship as the sole manager of PBC Digital Holdings, PBC Digital Holdings II, PBC MGPEF DDH, and PBC DDH Warrants, PBC GP III may be deemed to beneficially own, in the aggregate, 16,497,383 shares of Common Stock, representing approximately 41.8% of the outstanding Common Stock. PBC GP III disclaims beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Common Stock and any warrants relating thereto.

As of the date hereof, the Reporting Persons beneficially own and have sole power to vote and sole power of disposition over 16,497,383 shares of the Common Stock of the Issuer, or approximately 41.8% of the Issuer’s outstanding Common Stock.

(b)	Each of the Reporting Persons is deemed to share with PBC GP III the power to vote or to direct the vote and to dispose or to direct the disposition of their respective shares of Common Stock.

(c)

Except for the transactions described in Items 3 and 4 above, no other transactions in the Common Stock were effected by the Reporting Persons hereto during the sixty days before the date of this Schedule 13D.

(d)

Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)	Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement, attached hereto as Exhibit A, with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto.

On November 1, 2011, the Reporting Persons and the Issuer entered into agreements to automatically exercise its warrants and conversion rights if the Issuer completes a registration of its Common Stock where the Issuer or resulting entity is publicly traded with a market capitalization of no less than $200,000,000.00 and the Issuer has received net proceeds of at least $20,000,000.00 from such transaction.

Item 7. Materials to be Filed as Exhibits.

Exhibit A                     Joint Filing Agreement, dated February 13, 2012, by and among each of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2012

PBC GP III, LLC

By:	/s/ Nathan Ward
Name:	Nathan Ward
Its:	Manager

PBC Digital Holdings, LLC

By:	PBC GP III, LLC
Its:	Manager

By:	/s/ Nathan Ward
Name:	Nathan Ward
Its:	Manager

PBC MGPEF DDH, LLC

By:	PBC GP III, LLC
Its:	Manager

By:	/s/ Nathan Ward
Name:	Nathan Ward
Its:	Manager

PBC Digital Holdings II, LLC

By:	PBC GP III, LLC
Its:	Manager

By:	/s/ Nathan Ward
Name:	Nathan Ward
Its:	Manager